UK 318-04

AA 3-17-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



04015966

SEC FILE NUMBER
8- 48984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/03__ AND ENDING __12/31/03__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Jackson National Life Distributors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    401 Wilshire Blvd., Suite 1200
(No. and Street)

    Santa Monica   CA   90401
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Andy Hopping   517-702-2435
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    KPMG LLP
                       (Name – if individual, state last, first, middle name)

    355 South Grand Avenue, Suite 2000   Los Angeles, CA   90071
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

MAR 01 2004

PROCESSED

MAR 31 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Andy Hopping_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Jackson National Life Distributors, Inc._____ , as of _____December 31_____ , 20 03_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature
Executive Vice President
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors, Inc. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company) as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

January 23, 2004



JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	545,422
Other receivables		37,179
	$	582,601

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliate	$	141,127
Taxes payable		54,778
		195,905
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		295,000
Retained earnings		86,696
Total stockholder's equity		386,696
	$	582,601

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)
Statement of Operations
Year ended December 31, 2003

Revenues:		
Service fee income and expense reimbursement, from affiliate	$	79,430,290
12b-1 fee income		1,979,910
Interest income		1,964
Total revenues		81,412,164
Expenses:		
Commissions expense		29,521,360
Compensation and benefits		23,188,114
Marketing		7,161,077
Printing		2,598,238
Travel and entertainment		4,046,305
Literature distribution		2,850,090
Occupancy expenses		5,883,312
Other expenses		5,828,237
Total expenses		81,076,733
Pretax income		335,431
Income tax expense		132,663
Net income	$	202,768

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares outstanding	Amount			
Balances at December 31, 2002	5,000	$ 5,000	295,000	(116,072)	183,928
Net income	—	—	—	202,768	202,768
Balances at December 31, 2003	5,000	$ 5,000	295,000	86,696	386,696

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)
Statement of Cash Flows
Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	202,768
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in other receivables		29,035
Increase in taxes payable		25,604
Increase in payable to affiliate		64,958
Net cash provided by operating activities		322,365
Increase in cash and cash equivalents		322,365
Cash and cash equivalents at beginning of year		223,057
Cash and cash equivalents at end of year	$	545,422
Supplemental cash flow information:		
Taxes paid, net of refunds	$	107,059

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Jackson National Life Distributors, Inc. (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson National) insurance and annuity products, which are regulated under federal securities laws. The Company is a wholly owned subsidiary of Jackson National, which in turn is a wholly owned subsidiary of Prudential plc.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may differ from those estimates.

(2) Service Fee Income and Expense Reimbursement from Affiliate

The Company has a Cost Allocation Agreement with Jackson National whereby the Company assists in making arrangements with broker-dealers for the distribution of Jackson National insurance and annuity products and in promoting the sale thereof through such broker-dealers. Pursuant to the agreement, the Company is required to perform various services including technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, and for reimbursement of expenses incurred, the Company was compensated $79,430,290 for 2003.

Jackson National provides personnel, services, and office space to the Company under the agreement which is considered by management to be reasonable to both parties. The Company reimburses Jackson National for administrative expenses, primarily representing salaries, employee benefits, and other promotional expenses, which are initially paid by Jackson National.

In October 2003, the NASD issued *Notice to Members 03-63* (NTM 03-63) which outlines the SEC guidance on the recording of expenses and liabilities by broker/dealers. On July 11, 2003, the Securities and Exchange Commission (SEC) Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or to adjust the broker-dealer's net capital to reflect these expenses. The Company elected to record $2,000,000 of additional expenses related to shared services in its financial statements for the year ended December 31, 2003. No similar amounts were recorded in 2002 and thus the financial statements for 2003 are not comparative.

(3) Income Taxes

The Company files its federal and state income tax returns on a separate-entity basis. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2003, there were no temporary differences that gave rise to deferred tax assets or liabilities.

(Continued)

Income tax expense of the Company for the year ended December 31, 2003 is comprised of the following:

Current:		
Federal	$	109,183
State		23,480
Total	$	132,663

The total income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons:

Expected income tax expense	$	117,401
State income taxes		15,262
Total income tax expense	$	132,663

The Company has current taxes payable of $54,778 as of December 31, 2003.

(4)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1. On December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.56-to-1 and net capital was $349,517, which was $336,457 in excess of the minimum capital required of $13,060.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total stockholder's equity qualified for net capital	$	386,696
Deduction of total nonallowable assets		37,179
Net capital before haircuts on securities positions		349,517
Haircuts on securities positions		—
Net capital	$	349,517
Aggregate indebtedness	$	195,905
Total aggregate indebtedness	$	195,905
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	13,060
Minimum net capital requirement of reporting broker or dealer		5,000
Excess net capital		336,457
Excess net capital at 1,000%		329,926
Ratio aggregate indebtedness to net capital		56%

Note: The computation of net capital under Rule 15c-1 as of December 31, 2003, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on February 24, 2004 does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

**Independent Auditors' Report on Internal Control Required by
Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming
an Exemption from Rule 15c3-3 of the Securities and Exchange Commission**

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

In planning and performing our audit of the financial statements of Jackson National Life Distributors, Inc. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company) as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

January 23, 2004